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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*

                          U.S. WIRELESS DATA, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                       No Par Value Class A Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                 912 899 101
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

John M. Liviakis, 2420 "K" St., Suite 220, Sacramento, CA 95816, (916) 448-6084
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              November 16, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  912 899 101                          Page     2    of   11      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Liviakis Financial Communications, Inc.
          68-0311399
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   [    ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              State of California
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    146,250
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   146,250
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          146,250
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               1.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  912 899 101                          Page     3    of   11      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          John M. Liviakis
          ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              PF, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   [    ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    3,825,000
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     146,250
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   3,825,000
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               146,250
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          3,971,250
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               37.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  912 899 101                          Page     4    of   11      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Renee A. Liviakis
          ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   [    ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     146,250
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               146,250
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          146,250
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               1.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.  912 899 101                          Page     5    of   11      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Robert B. Prag
          ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [ X ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
              PF, OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   [    ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
              United States
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,323,750
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     146,250
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,323,750
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               146,250
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,470,000
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [ X ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               15.0%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Pursuant to a Consulting Agreement dated as of July 25, 1997 by and between the Corporation and LFC (the "Consulting Agreement"), the Corporation has agreed to issue an aggregate of 300,000 shares of the Corporation's Common Stock. Of such shares, 165,000 were to have been issued on November 15, 1997, and the balance of 135,000 shares is to be issued in monthly increments of 15,000 shares each on the first day of each month from December 1997 through August 1998. Seventy-five percent of each increment of shares so issued shall be issued to LFC, and twenty-five percent of each such increment shall be issued to RBP. Under the Consulting Agreement, LFC undertakes to perform certain investor communications, financial and investor public relations, corporate finance and related services for the Corporation. A copy of the Consulting Agreement is filed as Exhibit 1 to Schedule 13D.

        In addition, JML and RBP have each purchased shares of Common Stock and warrants to purchase shares of Common Stock from the Corporation in private transactions. Pursuant to a Subscription Agreement between the Corporation and JML entered into August 6, 1997 (the "JML Subscription Agreement"), on August 6, 1997 JML purchased, for an aggregate purchase price of $375,000, 2,625,000 shares of Common Stock and warrants first exercisable on January 15, 1998 and expiring August 1, 2002 to purchase up to 1,200,000 additional shares of Common Stock at an exercise price of One Cent ($0.01) per share ("Warrants"). Pursuant to a Subscription Agreement between the Corporation and RBP entered into August 6, 1997 (the "RBP Subscription Agreement" and collectively with the JML Subscription Agreement, the "Subscription Agreements"), on August 6, 1997 RBP purchased, for an aggregate purchase price of $125,000, 875,000 shares of Common Stock and Warrants to purchase up to 400,000 additional shares of Common Stock. Copies of the JML Subscription Agreement, the RBP Subscription Agreement, and the certificate representing Warrants are filed as Exhibits 2, 3 and 4 to the
Schedule 13D, respectively.

        By letter dated October 20, 1997 from JML and RBP to the Corporation (the "October 20 Letter"), JML and RBP agreed to certain modifications in the terms of the Warrants and the Subscription Agreements, including a possible postponement beyond January 15, 1998 of the date on which the Warrants are first exercisable. A copy of the October 20 Letter is filed herewith as Exhibit 6.

        This Amendment No. 2 to Schedule 13D is being filed to report 2,625,000 shares of the Corporation's Common Stock owned by JML and 875,000 shares of the Corporation's Common Stock owned by RBP, as well as the right to acquire 1,200,000 and 400,000 shares of Common Stock through exercise of the Warrants, which might be first exercisable within sixty days of the date hereof, held by JML and RBP, respectively. In addition, LFC and RBP have rights to acquire 225,000 and 75,000 shares of Common Stock, respectively, pursuant to the Consulting Agreement. Of the 225,000 shares of Common Stock that LFC has the right to acquire pursuant to the Consulting Agreement, 123,750 should have been issued to LFC on November 15, 1997, 22,500 should be issued to LFC within sixty days of the date hereof, and the balance are due to be issued to LFC more than sixty days from the date hereof. Of the 75,000 shares of Common Stock that RBP has the right to acquire pursuant to the Consulting Agreement, 41,250 should have been issued to RBP on November 15, 1997, 7,500 should be issued to LFC within sixty days of the date hereof, and the balance are due to be issued to LFC more than sixty days from the date hereof.

        The shares of Common Stock which LFC and RBP have the right to receive pursuant to the Consulting Agreement will be issued by the Corporation to LFC and RBP in consideration of services rendered and to be rendered by LFC.

        The 2,625,000 shares of Common Stock owned by JML were acquired, together with 1,200,000 Warrants, by JML from the Corporation at an aggregate cost of Three Hundred Seventy-Five Thousand Dollars ($375,000). The source of funds used in purchasing such securities was JML's personal funds.

        The 875,000 shares of Common Stock owned by RBP were acquired, together with 400,000 Warrants, by RBP from the Corporation at an aggregate cost of One Hundred Twenty-Five Thousand Dollars ($125,000). The source of funds used in purchasing such securities was RBP's personal funds.

        JML and RBP believe that the source of funds to be utilized by them, respectively, to exercise such Warrants as they, respectively, elect to exercise will be their respective personal funds.


5.      INTEREST IN SECURITIES OF THE ISSUER.

        JML has the sole power to direct the vote or disposition of the 2,625,000 shares of Common Stock of the Corporation owned by JML and expects to have the sole power to direct the vote or disposition of such shares of Common Stock as he acquires through the exercise of the 1,200,000 Warrants owned by JML. RBP has the sole power to direct the vote or disposition of the 875,000 shares of Common Stock of the Corporation owned by RBP and expects to have the sole power to direct the vote or disposition of such shares of Common Stock as he acquires through the exercise of the 400,000 Warrants owned by RBP or pursuant to the

Consulting Agreement. LFC expects to have the sole power to direct the vote or disposition of such shares of Common Stock as it acquires pursuant to the Consulting Agreement. LFC's power to direct the vote or disposition of shares will be exercised through its officers and directors.

        LFC and RBP disclaim any beneficial interest in any shares of Common Stock owned by JML or which JML has the right to acquire. LFC, JML and RAL disclaim any beneficial interest in any shares of Common Stock owned by RBP or which RBP has the right to acquire.

        The 3,825,000 shares of Common Stock that JML owns or may have the right to acquire within sixty days of the date hereof, and as to which JML has or expects to have the sole power to direct the vote or disposition, represent approximately 36.8% of that class of securities. The 1,323,750 shares of Common Stock that RBP owns and has or may have the right to acquire within sixty days of the date hereof, and as to which RBP has or expects to have the sole power to direct the vote or disposition, represent approximately 13.7% of that class of securities. The 146,250 shares of Common Stock that LFC has the right to acquire within sixty days of the date hereof, and as to which LFC expects to have the sole power to direct the vote or disposition, represent approximately 1.6% of that class of securities. The 5,295,000 shares of Common Stock which JML, RBP and LFC in the aggregate own and have or may have the right to acquire within sixty days of the date hereof, and as to which one of JML, RBP or LFC has or expects to have the sole power to direct the vote or disposition, represent approximately 48.2% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the 9,192,270 shares of Common Stock reported as outstanding as of September 30, 1997 in the Corporation's Quarterly Report on Form 10-QSB for the quarterly period then ended.

        During the past sixty days, LFC, JML, RAL and RBP have not engaged in any transactions in Common Stock, other than pursuant to the Subscription Agreements and the Consulting Agreement as described herein.

7.      MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 - Consulting Agreement between the Corporation and LFC dated July 25, 1997.

        Exhibit 2 - Subscription Agreement between the Corporation and JML entered into August 6, 1997.

        Exhibit 3 - Subscription Agreement between the Corporation and RBP entered into August 6, 1997.

        Exhibit 4 - Certificate representing Warrants to purchase shares of the Corporation's Common Stock.

        Exhibit 5 - Joint Filing Agreement of LFC, JML, RAL and RBP pursuant to Rule 13d-1(f).

        Exhibit 6 - Letter dated October 20, 1997 from JML and RBP to the Corporation modifying certain terms of the Subscription Agreements (Exhibits 2 and 3) and Warrants (Exhibit 4).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 25, 1997

                                    LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                    By: /s/ JOHN M. LIVIAKIS
                                        ----------------------------------------
                                        John M. Liviakis, President



                                        /s/ JOHN M. LIVIAKIS
                                    --------------------------------------------
                                        John M. Liviakis



                                        /s/ RENEE A. LIVIAKIS
                                    --------------------------------------------
                                        Renee A. Liviakis



                                        /s/ ROBERT B. PRAG
                                    --------------------------------------------
                                        Robert B. Prag

                                   EXHIBIT "6"

        Robert B. Prag                                    John M. Liviakis
        One Sable Court                                   3521 East Curtis Drive
        Sacramento, CA 95864                              Sacramento, CA 96818



                                October 20, 1997



U.S. Wireless Data, Inc.
2200 Powell Street, Suite 450
Emeryville, CA 94608

Re:  Exercise Terms of Warrants

Gentlemen:

        Reference is made to certain Common Stock purchase warrants of U.S. Wireless Data, Inc. (the "Company") owned by the undersigned and which are exercisable pursuant to their terms commencing on January 15, 1998 and continuing through August 4, 2002, to purchase up to 1,600,000 shares of the Common Stock of the Company at $.01 per share (the "Warrants"). Reference is also made to the Subscription Agreements dated as of August 4, 1997, by which the undersigned purchased the Warrants (the "Subscription Agreements").

        The undersigned holders of Warrants (in the amounts set next to their names below) hereby agree that in consideration of the Company's efforts to raise additional capital:

        1. The right to exercise the Warrants (and consequently the rights provided pursuant to paragraph 5(a) of the Subscription Agreements) shall be deferred until the later of: (a) January 15, 1998; or (b) the next Annual or Special Meeting of the Company's shareholders, at which the Company agrees that it shall submit a proposed amendment to its Articles of Incorporation to increase the authorized number of shares of Common Stock to no less than 40,000,000. If the Company is unable to secure such increase in capital at such meeting, the Warrants shall become immediately exercisable (if such meeting is held after January 15, 1998) and the holders shall again be able to exercise the rights provided under paragraph 5(a) of the Subscription Agreements.

        2. The holders agree that the antidilution provisions of the Warrants (as set forth in Paragraph 8 of the Warrants) shall not apply to any stock dividends to be paid on shares of the Company's Proposed Series A Cumulative Convertible Redeemable

Preferred Stock underlying the 8% Adjustable Rate Convertible Debentures Due December 31, 1999, which the Company is proposing to offer within the next several weeks.

                                        Very truly yours,


                                        /s/ JOHN M. LIVIAKIS
                                        ----------------------------------------
                                        John M. Liviakis, as to
                                         1,200,000 Warrants



                                        /s/ ROBERT B. PRAG
                                        ----------------------------------------
                                        Robert B. Prag, as to 400,000
                                         Warrants